Exhibit No. 99.2
For immediate release

ONTARIO SUPERIOR COURT APPROVES
FAIRMONT PLAN OF ARRANGEMENT

TORONTO, April 20, 2006 -- Fairmont Hotels & Resorts Inc. ("Fairmont" or the “Company”) (TSX/NYSE: FHR) today announced that the Ontario Superior Court of Justice has issued the final order approving the acquisition of all of Fairmont’s outstanding common shares by a company (the “Purchaser”) owned by affiliates of Kingdom Hotels International and Colony Capital. The closing of the transaction is subject to the satisfaction or waiver of the other conditions specified in the Acquisition Agreement. Under the terms of the Arrangement, the Company’s shareholders will receive US$45.00 in cash for each Fairmont common share.

About Fairmont Hotels & Resorts Inc.
Fairmont is a leading owner/operator of luxury hotels and resorts. Fairmont's managed portfolio consists of 88 luxury and first-class properties with approximately 33,500 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. Fairmont owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. Fairmont also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, Fairmont holds real estate interests in 21 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. Fairmont owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

Contact:
Emma Thompson
Executive Director Investor Relations
Tel: 866.627.0642
Email: investor@fairmont.com
Website: www.fairmontinvestor.com